UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to                     .

Commission File Number 000-20242

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule
	The following documents are filed as part of this report on the pages indicated:
		Page No.
	Reports of Independent Registered Public Accounting Firms	3 -4
	Statements of Net Assets Available for Benefits	5
	Statements of Changes in Net Assets Available for Benefits	6
	Notes to Financial Statements	7 -11
	Supplemental Schedule
	Schedule H, Part IV Item 4i - Schedule of Assets (Held At End of Year)	12
2.	Exhibits
	Exhibit 23.1 – Consent of Armanino McKenna LLP
	Exhibit 23.2 – Consent of Deloitte and Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date:	June 29, 2005	By:	/s/ MARTIN S. BROWN
Martin S. Brown Director of Compensation and Benefits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

Central Garden & Pet Company Investment Growth Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 “Basis of Accounting,” these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP

San Ramon, California

June 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

Central Garden and Pet Company Investment Growth Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, “Basis of Accounting”, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 1.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 15, 2004

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments at fair value
Mutual funds	$37,737,685	$31,468,164
Common stock - Central Garden & Pet Company	7,531,214	5,497,025
Participant loans	998,914	898,917

Total	46,267,813	37,864,106
Investments at contract value
Investment contract with insurance company	14,388,246	13,731,136

Total investments	60,656,059	51,595,242

Net assets available for benefits	$60,656,059	$51,595,242

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets available for benefits
Investment income
Net appreciation in fair value of investments	$6,394,502	$7,403,216
Interest and dividend income	555,394	1,027,955

Total investment income	6,949,896	8,431,171

Contributions
Employer	818,454	768,021
Participant	4,198,961	4,195,084

Total contributions	5,017,415	4,963,105

Total additions	11,967,311	13,394,276

Deductions from net assets available for benefits
Benefits paid to participants	2,884,211	2,777,102
Plan expenses	5,025	6,009

Total deductions	2,889,236	2,783,111

Net increase before plan transfer	9,078,075	10,611,165
Transfer of net assets to the Pennington Seed & Subsidiaries 401(k) Profit Sharing Plan	(17,258)	(354,674)

Net increase in net assets available for benefits	9,060,817	10,256,491
Net assets available for benefits
Beginning of year	51,595,242	41,338,751

End of year	$60,656,059	$51,595,242

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.	Significant Accounting Policies

General

The following description of the Central Garden & Pet Company (the “Company”) Investment Growth Plan (the “Plan”) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description.

The Plan is a defined contribution plan that was established on July 1, 1985 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible employees of the Company. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service as defined by the Plan in a year. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has contracted with ING Life Insurance and Annuity Company (“ING”) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with ING National Trust (“ING Trust”) to act as the Plan’s custodian and trustee. Primarily all administrative expenses of the Plan, including recordkeeping and trustee fees, were paid directly by The Company, except for loan maintenance and set-up fees, which are paid by individual participants.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting. Under this basis of accounting, investment income and contributions to the Plan are recognized when received and disbursements are recognized when made. Additionally, investments are stated at fair value or contract value, as appropriate. Accordingly, the accompanying financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

Investments

Investments of the Plan are held by ING Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments in mutual funds and common stocks are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. The investment contract with ING Trust is stated at contract value. Participant loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded as received.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.	Significant Accounting Policies (continued)

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) and 401(k) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (“IRS”) favorable determination letter dated May 23, 2002 to bring it into compliance with applicable law and to make other desired changes. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Risks and uncertainties

The Plan provides participants with investment options consisting of the Company’s common stock and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds and other investment securities. The Company’s common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.

2.	Participation and Benefits

Participant contributions

Participants of the Plan can elect to defer pretax eligible compensation as defined for the contribution to the Plan, subject to the dollar maximum of $13,000 and $12,000 in 2004 and 2003, respectively. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in whole-percent increments according to the participant’s direction.

Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRAs. Such contributions are invested in various funds in accordance with the participant’s direction and the Plan’s provisions.

Match contributions

The Company provides a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2004 was $885,869. As of December 31, 2004, $636,098 has been paid and $249,771 will be paid in 2005. For the year ended December 31, 2003, The Company’s matching contribution was $760,631 of which $171,014 was paid in 2004.

The Company can make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible only if they remain employed at the end of the year and completed the hours of service requirement during the year, unless employment is terminated during the year due to death, disability or retirement. The Company made no discretionary contributions in 2004 or 2003.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2004 and 2003

2.	Participation and Benefits (continued)

Participant accounts

Each participant’s account is credited with the participant’s contributions, an allocation of Plan investment income (or losses), and the Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

Payment of benefits

Upon termination of service for any reason, including death or disability, participants with vested account values of less than $5,000 will receive a lump-sum distribution of such amounts. If the value of the vested portion of the account exceeds $5,000, the terminated participant can elect to receive his or her distribution immediately or at any time prior to attaining the normal retirement age of 65, as defined by the Plan. When a participant attains the normal retirement age, the participant can withdraw all or any portion of his or her accounts under the Plan without restriction.

Loans to participants

Participant loans are available to active employees for up to 50% of an employee’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years or, for the purchase of a primary residence, a maximum of fifteen years. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2004 carry interest rates ranging from 5 percent to 10.5 percent.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions and any related earnings. Vesting in The Company matching contribution, plus any earnings thereon, is based on years of continuous service as defined by the Plan. A participant is 100% vested after five years of credited service.

Forfeiture

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $60,153 and $91,385, respectively. These accounts will be used to reduce future employer contributions. Total forfeitures during 2004 and 2003 were $11,638 and $17,942, respectively. During the year ended December 31, 2004, employer contributions were reduced by forfeited nonvested accounts of $40,267.

Plan Termination or Modification

The Company currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2004 and 2003

3.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2004 and 2003 was as follows:

	Number of Shares	Fair Value
2004	166,303	$7,531,214
2003	182,903	$5,497,025

Certain Plan investments are managed by ING Trust, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

4.	Investments

The following information presents fair values of investments and investment funds that represent 5 percent or more of the Plan’s net assets at December 31:

	2004	2003
ING Fixed Account	$14,388,246	$13,731,136
Pioneer Equity Income Fund	$5,095,635	$3,796,706
Janus Balanced Fund	$5,175,718	$4,269,132
Scudder Equity 500 Index Fund	$8,480,152	—
Baron Growth Fund	$3,038,788	—
Central Garden & Pet Company Common Stock	$7,531,214	$5,497,025
ING Index Plus LargeCap Fund	—	$7,550,892

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the years ended December 31:

	2004	2003
Mutual funds	$3,995,476	$5,538,378
Common stock	2,399,026	1,864,838

Total appreciation	$6,394,502	$7,403,216

5.	Investment Contract with Insurance Company

In 2000, the Plan began offering the ING Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2004 and 2003, Plan participants had $14,388,246 and $13,731,136, respectively, invested in this insurance company contract.

Contributions to ING under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2004 and 2003

5.	Investment Contract with Insurance Company (continued)

There are no reserves against contract value for credit risk. The crediting interest rates were approximately 3.48% and 4.75% for 2004 and 2003, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by ING. The floor rate at December 31, 2004 and 2003 was 3.65% and 4.45%, respectively. Interest income from this fund was $478,147 and $604,943 for the years ended December 31, 2004 and 2003, respectively.

SUPPLEMENTAL SCHEDULE

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Schedule H, part IV, Item 4i – Schedule of Assets (Held at End of Year)

EIN: 68-0275553, Plan #001

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Central Garden & Pet Company	Common stock		$7,531,214
*	ING Fixed Accounts	Investment contract with insurance company, minimum interest at 4.45%		14,388,246
*	ING Aeltus Money Market Fund	Money market account		40,514
*	ING Government Fund	Mutual Fund		505,901
*	ING Small Company Fund	Mutual Fund		1,658,474
*	ING Salomon Bros Fund	Mutual Fund		2,073,948
	INVESCO Dynamics Fund	Mutual Fund		1,058,534
	Janus Balanced Fund	Mutual Fund		5,175,718
	Baron Growth Fund	Mutual Fund		3,038,788
	Massachusetts Investors Growth Stock Fund	Mutual Fund		1,935,929
	Oppenheimer Global Fund	Mutual Fund		2,852,845
	Oppenheimer High Yield Fund	Mutual Fund		1,111,131
	Oppenheimer Main Street Fund	Mutual Fund		2,265,768
	Pioneer Equity Income Fund	Mutual Fund		5,095,635
	Templeton Foreign Fund	Mutual Fund		1,463,942
	Scudder Equity 500 Index Fund	Mutual Fund		8,480,152
	AIM Mid Cap Core Equity Fund	Mutual Fund		980,406
*	Participant loans	Participant loans with interest rates ranging from 5 % to 10.5%		998,914

	Total investments			$60,656,059

*	Party-in-interest, as defined by ERISA.